UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 AND 2011, AND FOR THE SIX AND THREE MONTH PERIODS THEN ENDED

  UNAUDITED CONSOLIDATED CONDENSED ITERIM STATEMENT OF FINANCIAL
POSITION

As of June 30, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2012	12.31.2011	01.01.2011
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	16	5,951,209,934	5,848,994,114	5,925,219,184
Intangible assets	17	1,705,980,840	1,683,048,004	977,740,846
Investments in joint ventures	7	171,707,481	182,050,250	199,053,846
Investments in associates	8	130,061,164	130,251,204	-
Investments at amortized cost		4,301,313	5,540,800	66,680
Financial assets at fair value through profit and loss	27	615,844,072	548,227,612	-
Deferred tax asset		77,676,144	116,574,172	49,288,772
Inventories		-	-	638,632
Trade and other receivables	18	418,329,286	363,574,015	311,704,758
Total non current assets		9,075,110,234	8,878,260,171	7,463,712,718

CURRENT ASSETS
Inventories		80,027,979	60,421,699	29,572,988
Infrastructure under construction		52,314,262	45,504,000	-
Trade and other receivables	18	1,508,260,445	1,649,154,460	1,048,855,250
Financial assets at fair value through profit and loss		77,358,552	70,495,810	520,771,740
Derivatives financial instruments		2,540,822	1,315,707	-
Investments at amortized cost		2,133,364	2,203,048	75,055,529
Cash and cash equivalents	15	491,442,862	345,118,745	425,461,332
Total current assets		2,214,078,286	2,174,213,469	2,099,716,839
Assets classified as held for sale		105,826,293	1,079,144,356	120,563,631
Total assets		11,395,014,813	12,131,617,996	9,683,993,188

SHAREHOLDERS´ EQUITY
Share capital	19	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital		1,018,352,216	1,536,759,469	1,535,823,222
Reserve for directors’ options		245,933,025	241,460,349	232,514,997
Legal reserve		-	27,396,793	27,396,793
(Accumulated losses) Retained earnings		(282,581,280)	(680,557,286)	65,176,332
Equity attributable to owners		2,296,014,856	2,439,370,220	3,175,222,239
Non-controlling interest		799,881,064	969,353,722	1,035,601,544
TOTAL EQUITY		3,095,895,920	3,408,723,942	4,210,823,783

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED ITERIM

STATEMENT OF FINANCIAL POSITION

As of June 30, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2012	12.31.2011	01.01.2011
LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	21	1,671,082,930	1,428,324,156	1,036,585,054
Borrowings	22	2,290,970,873	2,447,481,528	1,727,326,317
Deferred revenues		192,815,586	157,338,000	-
Salaries and social security payable		24,524,983	23,584,607	19,277,000
Defined benefit plans		116,224,518	110,442,922	58,877,442
Deferred tax liabilities		747,266,034	821,124,172	832,427,753
Taxes payable		57,398,098	45,675,917	46,664,204
Provisions		79,474,695	69,975,102	11,326,505
Total non current liabilities		5,179,757,717	5,103,946,404	3,732,484,275

CURRENT LIABILITIES
Trade and other payables	21	1,479,685,382	1,240,983,583	663,304,858
Borrowings	22	1,034,261,135	893,801,060	634,763,803
Salaries and social security payable		335,109,173	324,900,133	216,548,019
Defined benefit plans		21,040,056	14,888,746	2,790,226
Taxes payable		242,145,328	217,552,111	158,048,638
Derivatives financial instruments		-	-	7,253,000
Provisions		7,120,102	11,399,017	57,976,586
Total current liabilities		3,119,361,176	2,703,524,650	1,740,685,130
Liabilities associated to assets classified as held for sale		-	915,423,000	-
Total liabilities		8,299,118,893	8,722,894,054	5,473,169,405
Total liabilities and equity		11,395,014,813	12,131,617,996	9,683,993,188

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED ITERIM

STATEMENT OF TOTAL COMPREHENSIVE INCOME

For the six and three month periods ended June 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Six months to		Three months to
	Note	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Sales	10	3,656,664,095	2,755,297,762	2,046,281,587	1,415,127,327
Cost of sales	11	(3,315,387,691)	(2,383,779,666)	(1,927,791,076)	(1,286,443,258)
Gross profit		341,276,404	371,518,096	118,490,511	128,684,069

Selling expenses	12	(226,128,630)	(145,872,613)	(125,658,362)	(96,023,638)
Adminsitrative expenses	13	(224,413,440)	(190,264,792)	(115,891,858)	(99,480,507)
Other operating income		153,001,349	84,609,021	97,147,901	17,319,164
Other operating expenses		(42,930,725)	(48,100,544)	(21,654,882)	(26,389,824)
Share (loss) profit of joint ventures	7	(10,342,769)	(5,277,584)	(5,123,269)	(6,219,596)
Share profit of associates	8	(190,040)	(1,479,596)	(2,262,063)	(1,479,596)
Impairment of intangible assets	17	(5,262,032)	-	(5,262,032)	-
Profit of acquisition of subsidiaries		-	501,970,104	-	1,886,879
Operating profit		(14,989,883)	567,102,092	(60,214,054)	(81,703,049)

Financial income	14	67,110,607	48,824,650	46,372,676	32,229,170
Financial cost	14	(286,844,806)	(227,893,450)	(141,536,153)	(131,038,012)
Other finance results	14	(110,409,985)	(69,359,416)	(88,676,257)	(31,472,579)
Financial results, net		(330,144,184)	(248,428,216)	(183,839,734)	(130,281,421)
(Loss) Profit before income tax		(345,134,067)	318,673,876	(244,053,788)	(211,984,470)

Income tax		4,638,397	(99,509,118)	(994,535)	56,442,948
(Loss) Profit for the period from continuing operations		(340,495,670)	219,164,758	(245,048,323)	(155,541,522)

Discontinued operations		40,616,558	20,808,183	16,528,558	19,437,918
Total comprehensive (loss) profit of the period		(299,879,112)	239,972,941	(228,519,765)	(136,103,604)

Total comprehensive (loss) profit of the period attributable to:
Owners of the parent		(147,828,040)	132,320,172	(100,636,253)	(117,540,021)
Non - controlling interest		(152,051,072)	107,652,769	(127,883,512)	(18,563,583)
		(299,879,112)	239,972,941	(228,519,765)	(136,103,604)

(Loss) earings per share attributable to the equity holders of the company during the period
Basic (loss) earings per share from continuing operations	20	(0.1434)	0.0848
Diluted (loss) earings per share from continuing operations	20	(0.1291)	0.0755

Basic earings per share from discontinuing operations	20	0.0309	0.0158
Diluted earings per share from discontinuing operations	20	0.0285	0.0135

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six-month periods ended June 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Retained earnings (Accumulated losses)	Equity attributable to owners	Non-controlling interest	Total equity

Balance at January 1, 2011	1,314,310,895	1,535,823,222	232,514,997	27,396,793	65,176,332	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Variation in non controlling interest	-	445,516	-	-	-	445,516	195,689,619	196,135,135
Profit for the six-month period	-	-	-	-	132,320,172	132,320,172	107,652,769	239,972,941
Balance at June 30, 2011	1,314,310,895	1,536,268,738	236,987,673	27,396,793	197,496,504	3,312,460,603	1,338,943,932	4,651,404,535
Reserve for directors’ options	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Variation in non controlling interest	-	490,731	-	-	-	490,731	(176,862,528)	(176,371,797)
Loss for the complementary six-month period	-	-	-	-	(873,715,509)	(873,715,509)	(186,188,434)	(1,059,903,943)
Other comprehensive loss for the complementary six-month period	-	-	-	-	(4,338,281)	(4,338,281)	(6,539,248)	(10,877,529)
Balance at December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(680,557,286)	2,439,370,220	969,353,722	3,408,723,942
Reserve for directors’ options	-	-	4,472,676	-	-	4,472,676	-	4,472,676
- Release of legal reserve – Shareholders’ meeting 04.27.2012	-	-	-	(27,396,793)	27,396,793	-	-	-
- Additional paid-in capital absorption– Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	518,407,253	-	-	-
Variation in non controlling interest	-	-	-	-	-	-	(17,421,586)	(17,421,586)
Loss for the six-month period	-	-	-	-	(147,828,040)	(147,828,040)	(152,051,072)	(299,879,112)
Balance at June 30, 2012	1,314,310,895	1,018,352,216	245,933,025	-	(282,581,280)	2,296,014,856	799,881,064	3,095,895,920

    The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED ITERIM

STATEMENT OF CASH FLOWS

For the six-month periods ended June 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2012	06.30.2011
Cash flows from operating activities:
(Loss) Profit for the period		(299,879,112)	239,972,941
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax		(4,638,397)	99,509,118
Interest accruals		170,382,733	135,611,191
Depreciations and amortizations		200,660,942	177,570,868
Impairment of intangible assets		5,262,032	-
Reserve for directors’ options		4,472,676	4,472,676
Setting up of provisions, net		15,134,821	13,880,741
Result from repurchase of financial debt		-	17,222,015
Share loss of joint arrangements and associates		10,532,809	6,757,180
Foreing currency exchange differences and other financial results		108,892,337	156,196,337
Profit of acquisition of subsidiaries		-	(501,970,104)
Compensation for uncollected claims		(78,522,500)	-
Other		9,876,135	(27,565,368)
Discontinued operations		(40,616,558)	(20,808,183)
Changes in operating assets and liabilities:
(Increase) Decrease in trade receivables and other receivables		(66,246,437)	158,360,478
(Increase) Decrease in inventories		(12,492,698)	1,233,794
Increase in infrastructure under construction		(6,810,262)	-
Increase in assets of disposal groups classified as held for sale		100,615,680	-
Increase (Decrease) in trade and other payables		299,135,192	(246,478,082)
Increase in salaries and social security payable		35,477,586	157,338,000
Increase (Decrease) in taxes payable		33,147,953	(973,184)
Increase (Decrease) in provisions		26,606,092	(67,131,291)
(Decrease) Increase by founds obtained of the program of rational use of energy		(6,970,189)	5,647,244
Increase in deferred tax asset		213,234,041	222,277,000
Dividend paid to third parties by subsidiaries		(25,391,431)	(39,735,208)
Net cash generated by operating activities		691,863,445	491,388,163

Cash flows from investing activities:
Purchases of property, plant and equipment		(275,204,981)	(271,788,223)
Purchases of intangible assets		(60,977,824)	-
Acquisition of other investments		(55,764)	-
Acquisition of investments in subsidiaries		-	(1,102,411,433)
Decrease in cash for the fusion of subsidiaries		-	-
Proceeds from sale of financial assets		86,678,178	421,189,733
Proceeds from interests of financial assets		802,115	-
Proceeds from the sale of property, plant and equipment and other assets		-	626,726
Payment of acquisition of financial assets		(45,973,531)	-
Decrease in derivatives financial instruments		(1,864,000)	-
Decrease in restricted financial assets		-	67,921,608
Net cash used in investing activities		(296,595,807)	(884,461,589)

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED ITERIM

STATEMENT OF CASH FLOWS

For the six-month periods ended June 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2012	06.30.2011
Cash flows from financing activities:
Dividens paid		-	(18,111,204)
Proceeds from borrowings		263,298,006	1,037,757,918
Payment of borrowings		(512,316,226)	(587,764,117)
Variation in non-controlling interest		(1,307,116)	-
Net cash (used in) generated by financing activities		(250,325,336)	431,882,597

Financial results generated by cash and cash equivalents		1,381,815	(43,659,644)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		146,324,117	(4,850,473)

Cash and cash equivalents at the beginning of the period	15	345,118,745	425,461,332
Cash and cash equivalents at the end of the period	15	491,442,862	420,610,859

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

For the six-month period ended June 30, 2012 and 2011

and the year ended December 31, 2011

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina. Pampa Energia SA and its subsidiaries are referred to in these financial statements as the "Company" or the "Group".

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.5% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,700 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiary Empresa Distribuidora de Energía Norte S.A. (“EDEN”), distributes electricity among over 3 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas prospecting and exploitation, and it keeps investments in other companies having complementary activities.

NOTE 2: REGULATORY FRAMEWORK

Generation

The main regulatory provisions affecting the electricity market and the activities of the company and its controlled companies have been detailed in the financial statements for the period ended December 31, 2011, with the exception of the changes stated below.

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at June 30, 2012 have been calculated based on the assessments and estimates made by the Company management as at made at the date of preparation of these financial statements and should be interpreted considering these circumstances.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

a.     Receivables from WEM generators

As at June 30, 2012 the Company and its controlled companies from the generation segment register Sales Liquidations with Maturity Date to be Defined (“LVFVDs”) which, together with accrued interest and net of all applicable collections and assignments, amount to a total Ps. 270.3 million and are made up as follows:

          i)      LVFVDs allocated to Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”) for Ps. 67.8 million;

         ii)     LVFVDs allocated to certain “WEM Supply Commitment Agreements” amounting to Ps. 144.1 million;

       iii)      LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011 for Ps. 39.5 million;

       iv)      LVFVDs generated during the six-month period ended June 30, 2012 for an amount of Ps. 18.9 million.

b.     Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

On January 24, 2012, the Energy Secretariat (“ES”) sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution. It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

Such instruction was later confirmed through ES Note No. 1269/12, whereby CAMMESA was instructed to continue liquidating transactions in the WEM pursuant to ES Note No. 495/12.

Since these instructions imply a breach of the commitments undertaken by the ES, the Company and its generation-segment controlled companies have filed the applicable administrative claims. Once they have been exhausted, legal actions may be instituted.

The economic impact of the application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items resulted in revenues from sales for the Company and its generation-segment controlled companies amounting to Ps. 140.5 million during the fiscal year ended December 31, 2011 (Ps. 69.4 million during six-month period ended June 30, 2011). As at the emission of the financial statements, the balance pending collection amounts to a total of Ps. 104.5 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

c.     Benchmark fuel oil price

On April 24, 2012, through ES Note No. 2352, CAMMESA was instructed to centralize purchases of domestic fuel oil for power plants from April 2012 to May 2013 at an agreed price with the supplier. It also removed the opportunity to generators of recognizing higher costs for domestic fuel oil authorized through ES Note No. 300 of the year 2011. Thus, the price that CAMMESA will recognize to generators will be again US$ 60.5 US$/barrel under FOB terms for each refinery as the ES Note No. 1381 dated October 2008 set. Therefore, as at the date hereof it is impossible for Central Piedra Buena S.A. (“CPB”) to acquire fuel oil since domestic market prices are much higher than the costs CAMMESA will be recognizing to WEM generators.

Notwithstanding the foregoing and besides continuing receiving CAMMESA dispatches, CPB reserved its rights to acquire fuel oil directly to domestic producers just in case technical and commercial conditions so allow. In the case a CAMMESA dispatch had the same conditions than a shipment hired by CPB, this last will have priority for discharge.

d.     Supply of natural gas considered “Gas Plus” for generation purposes

Through Note No. 3456/12, the ES introduced certain modifications to the conditions applied to Gas Plus supply for generation purposes.

This Note contemplates two situations:

i)      generators who owned an approval of their Energy Plus project with supply of natural gas under the Gas Plus Program;

ii)     other generators who hire Gas Plus based on their needs.

Regarding the first case, the ES understood that volumes hired under Gas Plus system, should be accepted by CAMMESA as long as the price was not higher than the recognized by this entity.

As regards the second case, while purchases were made at the maximum price approved for the Gas Plus project, such volumes should be hired at the value recognized by CAMMESA or, if lower, at the maximum value of the specific project.

Additionally, it set forth that in such cases CAMMESA will have a priority right on the hiring of Gas Plus with the specific producer. The drawing of the Note is not clear as to such priority corresponds just to the first case or also to the second one.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

Then disposed that the higher value to be acknowledged by CAMMESA amounts to US$ 5.20/MMBTU and it should be recognized for any other case which not reaches the characteristics mentioned above.

Later, by Note B-73079-1, CAMMESA informed thermal generators of such note and provided an interpretation of those disposals. In brief, it understood that the maximum price to be recognized in each case will be US$ 5.20/MMBTU and that for those proposals to member the mechanism set forth by ES Note No. 7585/11 not expressly so far approved, the generator should inform the applicable producer(s) of the provisions in the commentary Note in other to they may offer to CAMMESA the previously agreed volumes with the generator.  CAMMESA note does not make any distinction regarding the purchase priority among cases stated in i) and ii) above.

The Association of Electric Power Generators of the Republic of Argentina sent a note to the ES with certain considerations whit the purpose of this authority should clarify the concepts stated in its note regarding CAMMESA statements in its Note B-73079-1.

The Company is currently evaluating the steps to take in order to safeguard the rights resulting from the “Master Agreement for the Closing of Loma de la Lata Combined Cycle” and the “C.T. Loma de la Lata – CAMMESA WEM Supply Agreement ” and “EMDERSA Generación Salta S.A. – CAMMESA WEM Supply Agreement”.

Transmission

Tariff situation

Transener and Transba have recorded income generated by the recognition of cost variations by the ES and ENRE  up to the amounts collected through CAMMESA’s financing. Consequently, both companies have disclosed revenues from sales amounting to Ps. 16.3 million and Ps. 27.6 million, as well as earned interest amounting to Ps. 18.4 million and Ps. 31.7 million during the six-month period ended June 30, 2012 and the fiscal year ended December 31, 2011, respectively.

On March 19, 2012, the ES instructed CAMMESA to make the calculation of the amounts owed to Transener and Transba for cost variations during the december 2010 – december 2011 period, including the corresponding interest, the extension of the Loan and Receivables Assignment Agreement with the amounts resulting from the calculations practiced by ENRE for such period still pending extension.

On May 22, 2012, CAMMESA sent the results of these calculations to the ES. These results have been challenged and sent to the ES by Transener and Transba by DG Note No. 46/12 dated June 28, 2012. As at the date hereof, the extension of the Loan and Receivables Assignment Agreement is still pending.

In the month of March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener and Transba instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement, to wit: (a) a complaint so that the ES may send to CAMMESA the payment balance for the June 2005 – November 2010 period pursuant to the Loan Agreement executed with CAMMESA; (b) a complaint seeking that the ES should instruct CAMMESA to extend the Loan Agreement for the differential in the December 2010 – December 2011 period between the remuneration settled pursuant to ENRE Resolutions No. 327/08 and 328/08 and the remunerative values determined in the Complementary Agreement, and should provide the funds for the disbursements; (c) a claim for legal protection under the right of amparo  against ES so  that the Cost Variation Index (“CVI”) already calculated and informed by the ENRE through Notes 102,539 and 102,731; be approved and so that the ES should instruct CAMMESA to extend the Loan Agreement and provide the funds for the disbursements; and (d) a claim for legal protection under the right of amparo  so that the ENRE may instruct CAMMESA to settle, as from January 2012, the remuneration considering the remunerative values established in the Complementary Agreement.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

The delay in the performance of the commitments taken on by the Government pursuant to such agreements and the constant increase in operating costs continue significantly affecting the economic and financial situation of both companies.

On July 16, 2012, Transener and Transba received a copy of ES Note No. 4309 whereby the ES instructed CAMMESA to execute with said companies a third Addendum to the Loan and Receivables Assignment Agreement increasing the amounts by Ps. 231.8 and Ps. 98.2 million, respectively (which amounts were in turn informed by CAMMESA to the ES through Note B-70754-1).

Notwithstanding the foregoing, the ES stated that before entering into this third Addendum, Transener and Transba should submit to CAMMESA all applicable certificates evidencing the voluntary withdrawal of all legal actions instituted before competent Courts with reference to ES Note No. 4309/12, which is currently under analysis.

Distribution

As at the issuance of the Condensed Interim Financial Statements, there are no meaningful changes regarding Edenor’s situation as stated in the consolidated financial statements for the period ended December 31, 2011 and described in Exhibit I, except for:

MMC adjustment requests

On the other hand, on June 30, 2012, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	Application date	MMC Adjustment
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 –April 2012	May 2012	8.529%

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable and result for this concept have been recorded by the Company in these financial statements until approval is granted by the control authorities.

Master Agreement

As from January 1 and until the issuance of these consolidated financial statements, Edenor received payments by the National Government and the Provincial Government amounting to Ps. 36.9 million and Ps. 7 million respectively.

Tariff situation

The ES, by Note No. 2883 dated May 8, 2012 (reference: MEyFP Resolution No. 693/2011 and MPFIPyS Resolution No. 1900/2011) has implemented a mechanism aiming to stabilize the amounts invoiced throughout the year to residential users, thus minimizing the effects of seasonal energy consumptions.

This methodology applies to all residential users, whether or not they receive the subsidy from the National Government, residential users having the option to adhere or not to this stabilization system.

This calculation is made based on consumptions registered in the last six two-month periods to determinate the average consumption. The stabilization factor results from the difference between this average consumption and the measured consumption during the current two-month period. This value will be added to or subtracted from the specific charges to the current two-month period, and the resulting amount will be the payable before the corresponding tax charges. Any adjustments to be made based on the differences between the average consumption and the measured consumption will be reflected on the invoice corresponding to the last two-month period of each calendar year.

Any differences resulting from comparing the annual average consumption against the current two-month period consumption will be accounted for at the closing of each period in the sales receivables equity account:

a.       If the annual average consumption is higher than that of the current two-month period ones, a credit will be recorded in the equity account.

b.       If the annual average consumption is lower than that of the current two-month period ones, a debit will be recorded in the equity account.

NOTE 3: BASIS OF PRESENTATION

Pursuant to its General Resolution No. 562/09, the National Securities Commission (“CNV”) incorporated Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”)’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009. Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the Interpretations Committee's of International Financial Reporting Standards (“IFRIC”) (together “IFRS”).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continued)

In July 2010, the CNV passed its General Resolution No. 576/10, which introduces certain changes to its previous General Resolution No. 562/09. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562/09. In turn, in October 2011, the CNV issued General Resolution No. 592/11 introducing some modifications to General Resolution No. 576/10.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562/10.

The Condensed Interim Financial Statements corresponding to the six and three-month periods ended June 30, 2012 and 2011 have been prepared pursuant to the provisions of the International Accounting Standard (“IAS”) 34 “Interim Financial Information”. This unaudited condensed interim consolidated financial information should be read jointly with the Company's consolidated financial statements as at December 31, 2011, which have been drawn up according to the IFRS, the Condensed Interim Financial Statements as at March 31, 2012 (jointly with the Exhibit I - Consolidated Financial Statements as of December 31, 2011 included), and the audited Financial Statements as at December 31, 2011, which have been prepared according to the previous argentine accounting standards.

The unaudited consolidated condensed interim financial statements for the six-month periods ended June 30, 2012 and 2011 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the six-month periods ended June 30, 2012 and 2011 does not necessarily reflect in proportion the Company’s results for the complete fiscal years.

These Condensed Interim Financial Statements have been drawn up for their issuance by the Company’s Board of Directors on August 17, 2012.

NOTE 4: ACCOUNTING POLICIES

The accounting policies adopted for these Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements corresponding to the last fiscal year, which ended December 31, 2011 (Exhibit I).

Income tax corresponding to interim periods accrues using the tax rate applicable to the expected annual total income or loss. These Condensed Interim Financial Statements should be read together with the information included in Exhibit I, Financial Statements as of December 31, 2011 prepared pursuant to the IFRSs and the Consolidated Financial Statements audited as of December 31, 2011, which have been prepared pursuant to the previous Argentine accounting principles.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1      Reconciliations between IFRS and the professional accounting standards in force in Argentina as at June 30, 2011

Pursuant to the provisions of Technical Resolutions No. 26 and 29 of the FACPCE, the reconciliations between the consolidated shareholders’ equity, consolidated results and consolidated cash flow are included as determined pursuant to the professional accounting standards in force in Argentina as of June 30, 2011 (“Previous professional accounting standards”), as well as the same items determined pursuant to the IFRS.

Reconciliation between shareholders’ equity as of June 30, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	06.30.11

Sharehoders’ equity under Argentine GAAP		3,204,570,687
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(6,124,165)
Capitalization of borrowing costs	(b)	(30,742,183)
Effect of adjustments on investments in joint ventures	(c)	(23,579,932)
Inventory valuation	(d)	9,296
Valuation of assets held for sale	(e)	(15,667,500)
Derecognition of negative goodwill	(f)	17,154,342
Application of IFRIC 12 to service concession arrangements	(g)	(4,278,000)
Results related to defined benefit plans	(h)	(17,343,396)
Purchase of ADRs and shares in Edenor	(i)	4,618,845
Reversal of goodwill amortization	(j)	212,568
Restatement of business combinations	(k)	497,701,104
Acquisition of additional non-controlling interest	(l)	3,086,000
(m) Derecognition of receivables for the sale of electricity to precarious neighborhoods; adjustments to the Master Agreement	(m)	(13,304,000)
Deferred income tax	(n)	(178,232,658)
Non-controlling interests	(o)	(125,620,405)
Pampa Energía sharehoders’ equity under IFRS		3,312,460,603
Non-controlling interests under IFRS		1,338,943,932
Sharehoders’ equity under IFRS		4,651,404,535

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.1 Reconciliation between consolidated results for the six-month period ended June 30, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

		Six months to	Three months to
	Note	06.30.11	06.30.11

Total Consolidated Comprehensive Income under Argentine GAAP		(80,853,056)	(95,934,099)
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(7,067,906)	(3,525,016)
Capitalization of borrowing costs	(b)	(3,929,772)	-
Effect of adjustments on investments in joint ventures	(c)	(403,942)	(213,542)
Inventory valuation	(d)	114,950	9,296
Valuation of assets held for sale	(e)	(8,139,527)	(967,382)
Reversal of negative goodwill amortization	(f)	(7,238,616)	(5,473,609)
Application of IFRIC 12 to service concession arrangements	(g)	(4,278,000)	(3,658,000)
Results related to defined benefit plans	(h)	264,792	132,396
Purchase of ADRs and shares in Edenor	(i)	31,909,940	87,049
Reversal of goodwill amortization	(j)	212,568	106,284
Restatement of business combinations	(k)	497,701,104	(2,382,121)
(m) Derecognition of receivables for the sale of electricity to precarious neighborhoods; adjustments to the Master Agreement	(m)	(13,304,000)	(13,304,000)
Deferred income tax	(n)	(144,396,509)	2,834,527
Non-controlling interests	(o)	(128,271,854)	4,748,196
Comprehensive Income under IFRS		132,320,172	(117,540,021)

Non-controlling interests under IFRS		107,652,769	(18,563,583)
Total comprehensive Income under IFRS		239,972,941	(136,103,604)

(a)  Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i)      Revaluation of property, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB. Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228,051,030. As a consequence of such revaluation, the Company recorded an increase in the book value of CPB amounting to Ps. 134,874,133 at January 1, 2011 charged to retained earnings. As of June 30, 2011, the effect on the sharehoders’ equity was an increase of Ps. 120,518,047. During the six-months period ended June 30, 2012, the Company recorded a higher depreciation charge of Ps. 14,356,086 as a result of revaluating this property.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

ii)      Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to Ps. 133,930,392. The recoverable value of this Cash-Generating Unit (“CGU”) was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the six-month period ended June 30, 2012, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 7,288,180.

(b)  Capitalization of borrowing costs

In accordance with Argentine GAAP, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans specifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange differences arising from loans in foreign currency, as they are regarded an adjustment to interest costs. Consequently, the adjustment of conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on sharehoders’ equity is a reduction of Ps. 30,742,183 at June, 30 2011. During the six-month period ended June 30, 2011, the effect of this adjustment on the income statement is a loss of Ps. 3,929,772.

(c)  Effect of adjustments on investments in Joint Ventures

These adjustments correspond to Compañía Inversora en Transmisión Eléctrica CITELEC S.A (“CITELEC”), a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of CITELEC are deconsolidated and the shareholding in that company is valued using the equity method of accounting.

The adjustments are as follows:

i)      Depreciation of property, plant and electricity transmission equipment

In accordance with Argentine GAAP, CITELEC applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

ii)    Recognition of financial assets related to the fourth-line project

In October 1997, Transener, CITELEC subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth-Line project Comahue – Cuyo (“COM”).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

In concordance to Argentine GAAP, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the COM contract arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognized in income in a 15-year basis according to the period for collecting the fees. Additionally, under Argentine GAAP, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchange differences were capitalized.

In concordance to IFRS, agreements including multiple elements (construction, operating and maintenance,etc), should be segregated and recorded separately based on the service provision. Consequently, a financial asset is recognized based on future cash flows receivable, associated to the fourth- line construction services and the effect of inflation accounting was reversed, as well as capitalized exchange differences.

iii)      Recognition of results related to defined benefit plans

See (h).

iv)    Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

v)    Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

The detail of the effect on equity by type of adjustment is as follows:

06.30.11
Depreciation of property, plant and equipment for transmission of electricity	(51,716,511)
Recognition of financial assets related to the fourth line project	(9,260,366)
Recognition of results related to defined benefits plans	(12,857,938)
Deferred income tax	25,842,185
Non-controlling interest	24,412,698
Effect of adjustments on interests in joint ventures	(23,579,932)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

The detail of the effect on profit and loss by type of adjustment is as follows:

06.30.11
Depreciation of property, plant and equipment for transmission of electricity	(4,656,853)
Recognition of financial assets related to the fourth-line project	2,768,194
Recognition of results related to defined benefits plans	292,748
Deferred income tax	558,569
Non-controlling interest	633,400
Effect of adjustments on investments in joint ventures	(403,942)

(d)  Inventory valuation

In concordance to Argentine GAAP, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower between the historical cost (using the weighted average price as the valuation method) and the net proceeds value. As of June 30, 2011 the effect on shareholders' equity was an increase in Ps. 9,296. During the six-months period ended June 30, 2011, the effect of this adjustment on the income statement is a gain of Ps. 114,950.

(e)  Valuation of assets held for sale

In accordance to Argentine GAAP, at January 1, 2011, the Company has valued its interest in the subsidiary Ingentis S.A. (“Ingentis”) at net proceeds value since it is intended for sale.  Under IFRS, the Company valued its interest in Ingentis at the lower between its book value and the fair value less cost to sell.  As the fair value less cost to sell was higher than the book value, it was valued at book value.  In Consequence, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for Ps. 15,667,500 as of June 30, 2011. The IFRS adjustment reflects a loss of Ps. 8,139,527 as of June 30, 2011.

(f)   Derecognition of negative goodwill

In concordance to Argentine GAAP, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized on income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for Ps. 17,154,342 at June 30, 2011. During the six-months period ended June 30, 2011, the effect of this adjustment on the income statement is a loss of Ps. 7,239,616.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(g)  Application of IFRIC 12 to service concession agreements

In concordance to Argentine GAAP, the assets used in the framework of service concession agreements of subsidiary EDEN, whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts. Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract.

Under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received. Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

(h)  Results related to defined benefit plans

In concordance to Argentine GAAP, the Company does not recognize actuarial losses and gains as well as costs for past services which have not been amortized yet in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 revised, the Company has recognized actuarial losses and gains not recorded and costs for past services not amortized at the date of transition in retained earnings. The effect on shareholders' equity is a reduction for Ps. 17,343,396 as of June 30, 2011. During the six-months period ended June 30, 2011, the effect of this adjustment on the income statement is a gain of Ps. 264,792.

(i)   Purchase of ADRs and shares in Edenor

In concordance to Argentine GAAP, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal.  Under IFRS, these shares and ADRs of Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control.  In consequence, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital at the date of transition. As of June 30, 2011 the effect on the shareholders´ equity is an increase of Ps. 4,6184,845 (produced by an increase in the result of the year of Ps. 24,293,001, a decrease in retained earnings of Ps. 54,531,730, a decrease on non-controlling interest of Ps. 7,616,939 and an increase in additional paid-in capital of Ps. 27,240,635). This effect is attributed as a decrease in financial assets of  Ps. 69,611,646 and an increase in non-controlling interest of  Ps. 74,230,491. A of June 30, 2011, the effect of this adjustment on the income statement is a gain of  Ps. 31,909,940.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(j)  Derecognition of amortization of goodwill

In concordance to Argentine GAAP, goodwill arisen out of business combinations are amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Under IFRS, goodwill is not amortized. As a result, as of June 30, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 212,568.

(k)  Restatement of business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA S.A. (“EPCA”), Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”) and AESEBA S.A. (“AESEBA”):

i)      Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, mainly by derecognizing on the negative goodwill of acquired companies indirectly (by Edenor) of EMDERSA and AESEBA.

ii)    Transaction cost

Under Argentine GAAP, transaction costs are part of the paid consideration. Under IFRS, such costs are not part of the consideration paid and are expensed as incurred. The effect on results for the six-month period ended June 30, 2011 is a loss of Ps. 1,018,319 for the acquisition of EPCA and Ps. 4,269,000 for the acquisition of EMDERSA and AESEBA.

The following table summarizes the effect in equity and results by type of adjustment:

06.30.11
Bargain purchase	498,719,423
Transaction cost	(1,018,319)
Restatement of business combinations	497,701,104

(l)  Acquisition of additional non-controlling interest

Corresponds to the additional acquisition of a non-controlling interest which, according to Argentine GAAP was recorded by discounting the negative goodwill by the difference between the reasonable value of non-controlling interests and the paid remuneration. Under IFRS, such difference is recorded as an additional paid-in capital.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(m)       Derecognition of receivables for the sale of electricity to precarious neighborhoods; adjustments to the Master Agreement

Pursuant to the IFRS, revenue arising in the course of ordinary activities will only be recognized when it is probable that future economic benefits will flow to the entity. In the case of revenue from sales to precarious neighborhoods, the uncertainty on the recoverability of the service consideration will only disappear when collection takes place. Therefore, under the IFRSs, no revenues will be recognized until the applicable collection takes place.

(n)  Deferred income tax

Deferred tax liabilities for inflation adjustment

In concordance to Argentine GAAP, some subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purposes of determining deferred income taxes.  Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

06.30.11
Deferred tax liabilities for inflation adjustment	(2,139,040)
Deferred income tax on IFRS conversion adjustments	(176,093,618)
Deferred income tax	(178,232,658)
The detail of the effect on profit and loss is as follows:

06.30.11
Deferred tax liabilities for inflation adjustment	75,351
Deferred income tax on IFRS conversion adjustments	(144,471,860)
Deferred income tax	(144,396,509)

(o)  Non-controlling interest

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS as of June 30, 2011.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.2    Reconciliation of consolidated cash flows for the six-months period ended June 30, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects (b)	IFRS

Net cash generated from operating activities	436,741,130	10,987,389	-	447,728,519
Net cash used in investing activities	(1,233,172,824)	6,566,341	342,144,894	(884,461,589)
Net cash generated from financing activities	440,182,730	(8,300,133)	-	431,882,597

Cash and cash equivalents at the beginning of the year	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the year	552,448,895	(43,146,899)	(88,691,137)	420,610,859
(Decrease) Increase in cash and cash equivalents	(356,248,964)	9,253,597	342,144,894	(4,850,473)

(*) It corresponds to the cash flow included in the consolidated financial statements at June 30, 2011 approved by the Board of Directors, with certain reclassifications for the purpose of exposure according to IFRS.

(a)  Effect of the deconsolidation of investments in joint ventures

In concordance to Argentine GAAP, CITELEC is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of CITELEC are deconsolidated and the shareholding in that Company is valued in concordance to the equity method.

(b)  Remaining effects

It corresponds to debt securities which are not considered as Cash and Cash Equivalents under IFRS

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements requires the management of the Company to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the financial statements, as well as the disclosure of income and expenses during such period.

Estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Consolidated Financial Statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the consolidated financial statements for the fiscal year ended December 31, 2011, with the exception of estimates which are required when determining accrued income taxes.

NOTE 6: FINANCIAL RISKS MANAGEMENT

The activities of the Group are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

As from the last closing, no meaningful changes have been recorded by the Risk Department in risk management policies, which were disclosed in Exhibit I to the Condensed Interim Financial Statements as of March 31, 2012.

NOTE 7: INVESTMENTS IN JOINT VENTURES

	06.30.2012	12.31.2011	06.30.2011
At the beginning	182,050,250	199,053,846	199,053,846
Participation in loss	(10,342,769)	(14,605,490)	(5,277,584)
Participation in other comprehensive income	-	(2,398,106)	-
Al the end	171,707,481	182,050,250	193,776,262

The Company’s joint businesses which are deemed meaningful in the Board of Directors’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continued)

Company	Country	% Participation	Nature of the related
CITELEC	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in CITELEC S.A., Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,700 km of own lines, as well as 6,110 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transener transports 95% of the electricity in Argentina.

i.      Summary statement of financial position

Citelec	06.30.2012	12.31.2011	01.01.2011
Non current assets	1,265,392,677	1,301,364,864	1,339,164,023
Current assets	332,719,166	331,889,969	278,767,307
Total assets	1,598,111,843	1,633,254,833	1,617,931,330

Non current liabilities	879,491,646	855,754,777	749,555,269
Current liabilities	136,609,275	162,092,626	198,415,432
Total liabilities	1,016,100,921	1,017,847,403	947,970,701

ii.      Summary statement of total comprehensive income

	Six months to		Three months to
Citelec	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Sales	247,310,767	247,062,101	125,013,612	119,848,851
Operating loss	(55,494,207)	5,260,815	(23,715,694)	(10,096,506)
Finance results, net	7,090,702	(10,504,969)	1,725,087	(4,874,067)
Total comprehensive (loss) profit of the year	(33,396,508)	(15,311,597)	(24,532,724)	(18,682,920)

iii.      Summary statement of cash flows

	Six months to		Three months to
Citelec	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Net cash (used in) generated by operating activities	(48,321,053)	13,893,452	(24,449,354)	37,765,151
Net cash used in investing activities	(13,140,961)	(20,970,961)	10,730,738	2,900,738
Net cash generated by financing activities	50,854,674	(11,429,686)	74,726,373	12,442,013

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN ASOCIATES

	06.30.2012	12.31.2011
At the beginning of the period/year	130,251,204	-
Increases	-	110,471,920
Participation in profit	(190,040)	19,779,284
At the end of the period/year	130,061,164	130,251,204

The Company holds an interest in only one associated company which, in the Board of Directors’ opinion, is not meaningful. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint venture operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)       Through EPCA., the Company holds an interest in Compañía de Inversiones de Energía S.A. (“CIESA”), a company which owns 55.3% of the capital stock of Transportadora de Gas del Sur S.A. (“TGS”). TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids (“NGL”) both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the Executive Director and used in making strategic decisions.

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in  Central Térmica Loma La Lata S.A. (“CTLL”), Hidroeléctrica Los Nihuiles S.A. (“HINISA”), Hidroeléctrica Diamante S.A. (“HIDISA”), Central Térmica Güemes S.A. (“CTG”), Central Piedra Buena S.A. (“CPB”), Powerco S.A. (Powerco), Energía Distribuida (“ENDISA”) and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest in Transener and its subsidiaries.

Distribution, conformed by of the indirect equity interest in Electricidad Argentina S.A. (“EASA”), Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Exhibit I included in the Consolidated Condensed Interim Financial Statements as of March 31, 2012 the Company has deconsolidated the assets comprised in EMDERSA and EMDERSA Holding.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for six moths as of June 30, 2012	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	1,756,965,491	118,512,038	1,854,957,930	42,109,980	-	3,772,545,439
Intersegment sales	8,222,049	5,143,344	-	43,781,403	(49,372,755)	7,774,041
Cost of sales	(1,512,347,083)	(124,738,883)	(1,786,495,939)	(25,197,730)	8,653,061	(3,440,126,574)
Gross profit (loss)	252,840,457	(1,083,501)	68,461,991	60,693,653	(40,719,694)	340,192,906

Selling expenses	(27,020,384)	-	(197,141,341)	(1,966,905)	-	(226,128,630)
Adminsitrative expenses	(66,742,289)	(29,132,316)	(124,206,078)	(74,165,833)	40,719,694	(253,526,822)
Other operating income	136,797,826	855,738	8,644,037	7,559,484	-	153,857,085
Other operating expenses	(4,167,886)	(9,580)	(37,848,212)	(905,047)	-	(42,930,725)
Share (loss) profit of joint ventures	-	-	(21,177)	-	-	(21,177)
Share profit of associates	-	-	-	(190,040)	-	(190,040)
Impairment of intangible assets	-	-	(5,262,032)	-	-	(5,262,032)
Operating profit (loss)	291,707,724	(29,369,659)	(287,372,812)	(8,974,688)	-	(34,009,435)

Finance income	34,463,257	36,704,217	36,508,945	433,241	(4,294,835)	103,814,825
Finance cost	(118,143,713)	(25,856,404)	(148,135,793)	(24,855,252)	4,294,835	(312,696,327)
Other finance results	(93,470,503)	(7,307,085)	(76,410,080)	59,470,337	-	(117,717,331)
Profit (Loss) before income tax	114,556,765	(25,828,931)	(475,409,740)	26,073,638	-	(360,608,268)

Income tax	(34,141,641)	8,279,155	41,575,408	(2,660,333)	-	13,052,589
Profit (Loss) for the year from continuing operations	80,415,124	(17,549,776)	(433,834,332)	23,413,305	-	(347,555,679)

Discontinued operations	-	(910,693)	40,616,557	-	-	39,705,864
Adjustment non-controlling interest in joint arrangements	-	7,970,703	-	-	-	7,970,703
Total comprehensive profit (loss) of the period	80,415,124	(10,489,766)	(393,217,775)	23,413,305	-	(299,879,112)

Total profit (loss) attributable to:
Owners of the parent	80,132,838	(10,489,766)	(240,884,417)	23,413,305	-	(147,828,040)
Non - controlling interest	282,286	-	(152,333,358)	-	-	(152,051,072)

Depreciation and amortization (1)	68,246,130	19,338,124	118,822,921	18,064,568		224,471,743

Additional consolidated information as of June 30, 2012
Total assets	3,407,214,560	825,184,167	6,413,649,582	1,737,604,362	(334,856,611)	12,048,796,060
Total liabilities	2,147,402,811	508,066,554	5,556,919,333	929,637,269	(334,856,611)	8,807,169,356

(1) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for six moths as of June 30, 2011	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	1,360,111,973	123,248,547	1,381,585,401	11,838,103	-	2,876,784,024
Intersegment sales	3,579,550	282,502	-	1,877,018	(4,647,928)	1,091,142
Cost of sales	(1,200,631,401)	(103,076,037)	(1,178,263,208)	(6,597,497)	2,666,085	(2,485,902,058)
Gross profit	163,060,122	20,455,012	203,322,193	7,117,624	(1,981,843)	391,973,108

Selling expenses	(11,443,236)	-	(134,172,142)	(274,501)	17,266	(145,872,613)
Adminsitrative expenses	(67,310,606)	(22,883,852)	(103,909,789)	(20,809,275)	1,800,000	(213,113,522)
Other operating income	811,744	-	11,206,840	72,590,437	-	84,609,021
Other operating expenses	(10,590,271)	(8,202,154)	(27,496,900)	(10,008,744)	-	(56,298,069)
Share profit of associates	-	-	-	(1,479,596)	-	(1,479,596)
Profit of acquisition of subsidiaries	-	-	502,988,423	(1,018,319)	-	501,970,104
Operating profit	74,527,753	(10,630,994)	451,938,625	46,117,626	(164,577)	561,788,433

Finance income	23,875,084	23,403,592	31,644,612	596,936	(7,291,982)	72,228,242
Finance cost	(97,520,028)	(20,793,842)	(127,631,300)	(10,194,298)	7,456,559	(248,682,909)
Other finance results	(1,360,527)	(7,866,444)	(70,312,899)	2,313,832	-	(77,226,038)
Profit before income tax	(477,718)	(15,887,688)	285,639,038	38,834,096	-	308,107,728

Income tax	(3,410,657)	3,024,410	(92,238,632)	(3,869,847)	-	(96,494,726)
Profit for the year from continuing operations	(3,888,375)	(12,863,278)	193,400,406	34,964,249	-	211,613,002

Discontinued operations	-	-	20,808,183	-	-	20,808,183
Adjustment non-controlling interest in joint arrangements	-	7,551,756	-	-	-	7,551,756
Total comprehensive profit of the period	(3,888,375)	(5,311,522)	214,208,589	34,964,249	-	239,972,941

Total profit (loss) attributable to:
Owners of the parent	(25,026,880)	(5,311,522)	120,077,387	42,581,187	-	132,320,172
Non - controlling interest	21,138,505	-	94,131,202	(7,616,938)	-	107,652,769

Depreciation and amortization (1)	57,029,937	24,096,759	119,393,899	5,616,613	-	206,137,208

Additional consolidated information as of December 31, 2011
Total assets	3,590,669,831	951,672,858	7,171,242,379	1,664,910,572	(477,834,106)	12,900,661,534
Total liabilities	2,431,105,440	509,532,386	5,847,704,942	921,065,069	(477,834,106)	9,231,573,731

(1) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Consolidated statement of operation information for three moths as of June 30, 2012	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	1,060,009,306	57,384,400	963,963,897	22,343,240	-	2,103,700,843
Intersegment sales	6,072,657	5,122,404	(695,483)	26,827,719	(32,239,747)	5,087,550
Cost of sales	(956,186,869)	(61,057,400)	(963,610,264)	(14,066,600)	6,072,657	(1,988,848,476)
Gross profit	109,895,094	1,449,404	(341,850)	35,104,359	(26,167,090)	119,939,917
				-
Selling expenses	(15,527,526)	-	(108,671,584)	(1,459,252)	-	(125,658,362)
Adminsitrative expenses	(41,146,417)	(14,389,275)	(60,365,531)	(40,536,313)	26,167,090	(130,270,446)
Other operating income	102,764,802	(318,605)	(9,220,922)	3,604,032	-	96,829,307
Other operating expenses	(1,228,569)	(5,288)	(20,313,537)	(107,488)	-	(21,654,882)
Share (loss) profit of Joint Ventures	-	-	(21,275)	-	-	(21,275)
Share profit of associates	-	-	-	(2,262,063)	-	(2,262,063)
Impairment of intangible assets	-	-	(5,262,032)	-	-	(5,262,032)
Operating profit	154,757,384	(13,263,764)	(204,196,731)	(5,656,725)	-	(68,359,836)
					-
Finance income	21,083,209	18,683,359	27,321,412	244,235	(2,276,180)	65,056,035
Finance cost	(55,438,403)	(13,333,949)	(76,367,930)	(12,003,760)	2,276,180	(154,867,862)
Other finance results	(93,620,637)	(4,488,988)	(59,205,701)	64,149,963	-	(93,165,363)
Profit before income tax	26,781,553	(12,403,342)	(312,448,950)	46,733,713	-	(251,337,026)

Income tax	(5,617,756)	3,857,929	6,848,293	(2,089,907)	-	2,998,559
Profit for the year from continuing operations	21,163,797	(8,545,413)	(305,600,657)	44,643,806	-	(248,338,467)

Discontinued operations	-	(531,357)	16,528,557	-	-	15,997,200
Adjustment non-controlling interest in joint arrangements	-	3,821,502	-	-	-	3,821,502
Total comprehensive profit of the period	21,163,797	(5,255,268)	(289,072,100)	44,643,806	-	(228,519,765)

Total profit (loss) attributable to:
Owners of the parent	32,918,826	(5,255,268)	(172,943,617)	44,643,806	-	(100,636,253)
Non - controlling interest	(11,755,029)	-	(116,128,483)	-	-	(127,883,512)

Depreciation and amortization (1)	32,982,546	8,938,909	59,838,625	9,577,888	-	111,337,968

(1) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Consolidated statement of operation information for three moths as of June 30, 2011	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	669,090,464	59,797,825	734,480,850	10,722,091	-	1,474,091,230
Intersegment sales	1,743,593	126,600	-	98,179	(1,446,411)	521,961
Cost of sales	(613,399,714)	(54,840,549)	(668,640,238)	(4,353,027)	388,282	(1,340,845,246)
Gross profit	57,434,343	5,083,876	65,840,612	6,467,243	(1,058,129)	133,767,945

Selling expenses	(7,029,963)	-	(88,744,566)	(258,780)	9,671	(96,023,638)
Adminsitrative expenses	(35,621,748)	(12,380,823)	(53,785,232)	(10,962,341)	900,000	(111,850,144)
Other operating income	459,694	(395,145)	9,070,299	7,789,171	-	16,924,019
Other operating expenses	(2,355,130)	(8,199,160)	(15,663,574)	(8,369,485)	-	(34,587,349)
Share (loss) profit of Joint Ventures	-	-	-	-	-
Share profit of associates	-	-	-	(1,479,596)	-	(1,479,596)
Profit of acquisition of subsidiaries	-	-	2,905,198	(1,018,319)	-	1,886,879
Operating profit	12,887,196	(15,891,252)	(80,377,263)	(7,832,107)	(148,458)	(91,361,884)

Finance income	12,557,206	10,498,441	23,518,120	505,721	(4,351,877)	42,727,611
Finance cost	(54,812,909)	(9,786,040)	(73,273,292)	(7,450,262)	4,500,335	(140,822,168)
Other finance results	1,163,184	(3,151,255)	(31,153,968)	(1,481,865)	-	(34,623,904)
Profit before income tax	(28,205,323)	(18,330,106)	(161,286,403)	(16,258,513)	-	(224,080,345)

Income tax	9,431,059	5,000,253	48,344,725	(1,340,652)	-	61,435,385
Profit for the year from continuing operations	(18,774,264)	(13,329,853)	(112,941,678)	(17,599,165)	-	(162,644,960)

Discontinued operations	-	-	19,437,918	-	-	19,437,918
Adjustment non-controlling interest in joint arrangements	-	7,103,438	-	-	-	7,103,438
Total comprehensive profit of the period	(18,774,264)	(6,226,415)	(93,503,760)	(17,599,165)	-	(136,103,604)

Total profit (loss) attributable to:
Owners of the parent	(26,975,273)	(6,226,415)	(64,589,113)	(19,749,220)	-	(117,540,021)
Non - controlling interest	8,201,009	-	(28,914,647)	2,150,055	-	(18,563,583)

Depreciation and amortization (1)	28,226,169	12,057,481	64,413,213	3,037,334	-	107,734,197

(1) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Accounting criteria used for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in CITELEC and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Condensed Interim Consolidated Comprehensive Income and Financial Statement Situation.

In this sense, the reconciliation between the segment information and the consolidated comprehensive income statement is presented below:

Consolidated statement of operation information for six moths as of June 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	3,772,545,439	(118,512,040)	3,654,033,399
Intersegment sales	7,774,041	(5,143,345)	2,630,696
Cost of sales	(3,440,126,574)	124,738,883	(3,315,387,691)
Gross profit	340,192,906	1,083,498	341,276,404

Selling expenses	(226,128,630)	-	(226,128,630)
Adminsitrative expenses	(253,526,822)	29,113,382	(224,413,440)
Other operating income	153,857,085	(855,736)	153,001,349
Other operating expenses	(42,930,725)	-	(42,930,725)
Share (loss) profit of Joint Ventures	(21,177)	(10,321,592)	(10,342,769)
Share profit of associates	(190,040)	-	(190,040)
Impairment of intangible assets	(5,262,032)	-	(5,262,032)
Operating profit	(34,009,435)	19,019,552	(14,989,883)

Finance income	103,814,825	(36,704,218)	67,110,607
Finance cost	(312,696,327)	25,851,521	(286,844,806)
Other finance results	(117,717,331)	7,307,346	(110,409,985)
Finance results, net	(326,598,833)	(3,545,351)	(330,144,184)
(Loss) Profit before income tax	(360,608,268)	15,474,201	(345,134,067)

Income tax	13,052,589	(8,414,192)	4,638,397
(Loss) Profit before income tax	(347,555,679)	7,060,009	(340,495,670)

Discontinued operations	39,705,864	910,694	40,616,558
Adjustment non-controlling interest in Joint Ventures	7,970,703	(7,970,703)	-
Total comprehensive profit of the period	(299,879,112)	-	(299,879,112)

Depreciation and amortization	224,471,743	(19,338,125)	205,133,618

Additional consolidated information as of June 30, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	12,048,796,060	(653,781,247)	11,395,014,813
Total liabilities	8,807,169,356	(508,050,463)	8,299,118,893

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for six moths as of June 30, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	2,876,784,024	(122,294,902)	2,754,489,122
Intersegment sales	1,091,142	(282,502)	808,640
Cost of sales	(2,485,902,058)	102,122,392	(2,383,779,666)
Gross profit	391,973,108	(20,455,012)	371,518,096

Selling expenses	(145,872,613)	-	(145,872,613)
Adminsitrative expenses	(213,113,522)	22,848,730	(190,264,792)
Other operating income	84,609,021	-	84,609,021
Other operating expenses	(56,298,069)	8,197,525	(48,100,544)
Share profit of associates	(1,479,596)	-	(1,479,596)
Share (loss) profit of Joint Ventures	-	(5,277,584)	(5,277,584)
Profit of acquisition of subsidiaries	501,970,104	-	501,970,104
Operating profit	561,788,433	5,313,659	567,102,092

Finance income	72,228,242	(23,403,592)	48,824,650
Finance cost	(248,682,909)	20,789,459	(227,893,450)
Other finance results	(77,226,038)	7,866,622	(69,359,416)
Finance results, net	(253,680,705)	5,252,489	(248,428,216)
Profit (Loss) before income tax	308,107,728	10,566,148	318,673,876

Income tax	(96,494,726)	(3,014,392)	(99,509,118)
Profit before income tax	211,613,002	7,551,756	219,164,758

Discontinued operations	20,808,183	-	20,808,183
Adjustment non-controlling interest in Joint Ventures	7,551,756	(7,551,756)	-
Total comprehensive profit of the period	239,972,941	-	239,972,941

Depreciation and amortization	206,137,208	(24,093,664)	182,043,544

Additional consolidated information as of December 31, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	12,900,661,534	(769,043,538)	12,131,617,996
Total liabilities	9,231,573,731	(508,679,677)	8,722,894,054

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for three moths as of June 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	2,103,700,843	(57,417,401)	2,046,283,442
Intersegment sales	5,087,550	(5,089,405)	(1,855)
Cost of sales	(1,988,848,476)	61,057,400	(1,927,791,076)
Gross profit	119,939,917	(1,449,406)	118,490,511

Selling expenses	(125,658,362)	-	(125,658,362)
Adminsitrative expenses	(130,270,446)	14,378,588	(115,891,858)
Other operating income	96,829,307	318,594	97,147,901
Other operating expenses	(21,654,882)	-	(21,654,882)
Share (loss) profit of Joint Ventures	(21,275)	(5,101,994)	(5,123,269)
Share profit of associates	(2,262,063)	-	(2,262,063)
Impairment of intangible assets	(5,262,032)	-	(5,262,032)
Operating profit	(68,359,836)	8,145,782	(60,214,054)

Finance income	65,056,035	(18,683,359)	46,372,676
Finance cost	(154,867,862)	13,331,709	(141,536,153)
Other finance results	(93,165,363)	4,489,106	(88,676,257)
Finance results, net	(182,977,190)	(862,544)	(183,839,734)
Profit (Loss) before income tax	(251,337,026)	7,283,238	(244,053,788)

Income tax	2,998,559	(3,993,094)	(994,535)
Profit before income tax	(248,338,467)	3,290,144	(245,048,323)

Discontinued operations	15,997,200	531,358	16,528,558
Adjustment non-controlling interest in Joint Ventures	3,821,502	(3,821,502)	-
Total comprehensive profit of the period	(228,519,765)	-	(228,519,765)

Depreciation and amortization	111,337,968	(8,938,909)	102,399,059

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for three moths as of June 30, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,474,091,230	(59,359,264)	1,414,731,966
Intersegment sales	521,961	(126,600)	395,361
Cost of sales	(1,340,845,246)	54,401,988	(1,286,443,258)
Gross profit	133,767,945	(5,083,876)	128,684,069
		-
Selling expenses	(96,023,638)	-	(96,023,638)
Adminsitrative expenses	(111,850,144)	12,369,637	(99,480,507)
Other operating income	16,924,019	395,145	17,319,164
Other operating expenses	(34,587,349)	8,197,525	(26,389,824)
Share (loss) profit of Joint Ventures	-	(6,219,596)	(6,219,596)
Share profit of associates	(1,479,596)	-	(1,479,596)
Profit of acquisition of subsidiaries	1,886,879	-	1,886,879
Operating profit	(91,361,884)	9,658,835	(81,703,049)

Finance income	42,727,611	(10,498,441)	32,229,170
Finance cost	(140,822,168)	9,784,156	(131,038,012)
Other finance results	(34,623,904)	3,151,325	(31,472,579)
Finance results, net	(132,718,461)	2,437,040	(130,281,421)
Profit (Loss) before income tax	(224,080,345)	12,095,875	(211,984,470)

Income tax	61,435,385	(4,992,437)	56,442,948
Profit before income tax	(162,644,960)	7,103,438	(155,541,522)

Discontinued operations	19,437,918	-	19,437,918
Adjustment non-controlling interest in Joint Ventures	7,103,438	(7,103,438)	-
Total comprehensive profit of the period	(136,103,604)	-	(136,103,604)

Depreciation and amortization	107,734,197	(12,055,934)	95,678,263

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: SALES

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Sales of energy to the SPOT Market	1,200,726,797	982,495,495	760,285,428	469,385,130
Sales of energy to the Forward Market	246,794,482	250,644,233	140,150,341	144,193,256
Energy plus sales	299,979,868	103,293,692	154,289,395	52,631,654
Gas sales	992,787	1,325,672	390,114	540,649
Energy exportation	-	12,738,200	-	542,290
Other sales	8,471,557	9,614,681	4,894,028	1,797,485
Generation subtotal	1,756,965,491	1,360,111,973	1,060,009,306	669,090,464

Energy sales	1,748,782,441	1,332,272,282	871,641,197	694,564,893
Right of use of posts	19,837,264	11,849,022	13,506,979	5,974,191
Connection and reconnection charges	3,600,331	3,731,354	1,867,796	1,822,668
Income from construction	70,323,737	27,219,711	70,323,737	27,219,711
Other sales	12,414,157	6,513,032	6,624,188	4,899,387
Distribution subtotal	1,854,957,930	1,381,585,401	963,963,897	734,480,850

Gas sales	40,171,961	8,547,347	21,485,503	8,547,347
Oil and liquid sales	1,798,376	3,290,756	853,039	2,174,744
Other sales	139,643	-	4,698	-
Holding and others subtotal	42,109,980	11,838,103	22,343,240	10,722,091

Intersegment sales	2,630,694	1,762,285	(34,856)	833,922

Total sales	3,656,664,095	2,755,297,762	2,046,281,587	1,415,127,327

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: COST OF SALES

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Inventories at the beginning of the period	60,421,699	30,211,620	60,421,699	30,211,620

Loss for the period
Purchases of inventories	889,281,957	908,331,453	305,365,477	424,975,310

Salaries and social benefits	357,198,453	272,142,480	197,119,000	168,595,814
Fees and compensations for services	235,132,308	114,741,445	125,594,992	80,538,977
Property, plant and equipment depreciations	167,295,773	150,650,946	83,609,867	78,910,599
Intangible assets amortization	22,009,012	15,397,197	11,038,724	7,698,588
Gas consumption	330,701,140	198,180,255	123,810,774	67,919,290
Purchase of energy	381,957,191	304,126,735	282,751,814	204,136,648
Fuel consumption	680,749,781	265,148,826	578,136,610	121,114,530
Transport of energy	12,370,954	8,128,444	7,208,535	4,655,387
Construction cost	70,323,737	31,498,000	70,323,737	31,498,000
Material and spare parts consumption	53,440,279	32,584,574	27,647,958	19,047,274
Penalties	45,746,328	29,201,000	23,492,328	17,127,290
Maintenance	26,024,145	13,973,331	14,652,480	10,558,262
Royalties and fees	17,299,990	13,555,275	7,284,130	5,682,769
Rental and insurance	21,252,956	13,631,811	10,914,998	7,146,153
Surveillance and security	6,644,216	4,399,823	3,557,105	2,318,115
Taxes, rates and contributions	5,432,810	3,940,935	3,196,940	1,790,557
Communications	4,135,566	3,524,552	2,188,256	1,689,015
Transport and per diem	1,117,623	332,799	535,765	102,846
Other	6,879,752	3,809,969	4,577,010	2,160,877
Subtotal	2,445,712,014	1,478,968,397	1,577,641,023	832,690,991

Inventories at the end of the period	(80,027,979)	(33,731,804)	(15,637,123)	(1,434,663)
Cost of sales	3,315,387,691	2,383,779,666	1,927,791,076	1,286,443,258

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: SELLING EXPENSES

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Salaries and social benefits	74,723,363	50,322,200	42,538,412	32,059,355
Fees and compensations for services	77,686,272	49,567,334	43,010,760	34,353,342
Property, plant and equipment depreciation	1,931,716	2,136,773	55,564	1,060,959
Maintenance	2,617,151	1,299,068	1,121,753	1,042,069
Penalties	3,690,139	2,240,000	2,450,139	980,000
Doubtful accounts	10,362,062	5,760,463	6,129,272	5,754,495
Transport and per diem	194,538	147,654	116,017	108,453
Rental and insurance	241,743	439,160	137,666	313,972
Surveillance and security	1,713,768	812,672	836,283	497,249
Taxes, rates and contributions	40,169,863	18,139,850	22,737,749	11,553,540
Communications	10,325,888	7,518,145	5,440,098	4,172,980
Advertising and promotion	310,326	211,962	139,488	92,677
Office expenses	268,411	151,220	246,189	98,909
Other	1,893,390	7,126,112	698,972	3,935,638
	226,128,630	145,872,613	125,658,362	96,023,638

NOTE 13: ADMINISTRATIVE EXPENSES

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Salaries and social benefits	104,304,947	83,494,152	50,175,861	40,543,905
Fees and compensations for services	46,831,730	39,892,214	26,297,322	24,295,229
Directors and Sindycs’ fees	10,312,725	12,463,412	3,532,494	6,939,579
Reserve for directors’ options	4,472,676	4,472,676	2,236,338	2,236,338
Property, plant and equipment depreciation	5,338,009	6,661,664	3,415,350	3,047,491
Intangible assets amortization	4,086,432	2,724,288	2,043,216	2,724,288
Material and spare parts consumption	1,938,636	1,237,006	1,135,379	342,342
Maintenance	2,733,016	1,336,823	1,339,053	1,051,740
Transport and per diem	1,960,442	2,588,371	860,487	1,130,040
Rental and insurance	11,553,045	10,925,612	5,175,512	5,657,778
Surveillance and security	3,004,586	2,362,368	1,524,896	235,499
Taxes, rates and contributions	15,101,348	5,902,321	12,115,798	1,237,046
Communications	3,160,366	3,300,211	1,462,813	2,026,371
Advertising and promotion	3,770,332	7,302,196	3,160,917	3,702,896
Office expenses	928,887	733,582	461,155	465,812
Other	4,916,263	4,867,897	955,267	3,844,154
	224,413,440	190,264,792	115,891,858	99,480,507

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: FINANCIAL RESULTS

	Six months to		Three months to
Finance income	06.30.2012	06.30.2011	06.30.2012	06.30.2011
Financial interest	67,110,607	48,824,650	46,372,676	32,229,170
Total finance income	67,110,607	48,824,650	46,372,676	32,229,170

Finance cost
Financial interest	(237,493,340)	(184,435,841)	(120,239,713)	(108,013,937)
Taxes and bank commissions	(48,449,739)	(43,426,263)	(20,730,337)	(23,774,048)
Other finance costs	(901,727)	(31,346)	(566,103)	749,973
Total finance cost	(286,844,806)	(227,893,450)	(141,536,153)	(131,038,012)

Other finance results
Foreing currency exchange difference	(150,668,539)	(59,154,150)	(108,522,105)	(35,455,205)
Changes in the fair value of financial instruments	122,251,527	697,908	108,411,976	(1,807,517)
Result from repurchase of financial debt	-	(17,222,015)	-	25,985
Proceeds from current value measurement	(79,674,357)	-	(79,674,357)	-
Other finance results	(2,318,616)	6,318,841	(8,891,771)	5,764,158
Total other finance results	(110,409,985)	(69,359,416)	(88,676,257)	(31,472,579)
Other finance results, net	(330,144,184)	(248,428,216)	(183,839,734)	(130,281,421)

NOTE 15: CASH AND CASH EQUIVALENTS

	06.30.2012	12.31.2011	01.01.2011

Cash	1,673,539	1,499,097	1,152,039
Banks	121,822,033	131,668,010	140,361,770
Securities deposit	89,640	11,274,203	33,219,949
Time deposits	11,451,844	49,359,887	102,678,947
Mutual funds	356,405,806	151,317,548	148,048,627
	491,442,862	345,118,745	425,461,332

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: PROPERTY, PLANT AND EQUIPMENT

	06.30.2012	12.31.2011

Net book value al the beginning of the period	5,848,994,114	5,925,219,184
Increases for business combinations net disposals of assets(1)	-	766,584,342
Increases	285,887,763	1,126,708,118
Decreases	(9,106,445)	(1,061,597,395)
Impairment value	-	(557,668,671)
Depreciations	(174,565,498)	(350,251,464)
Net book value at the end of the period	5,951,209,934	5,848,994,114

(1) Corresponds to the residual value of fixed assets incorporated as a result of the acquisition of EMDERSA y AESEBA in the amount of Ps. 1,872,961,028, net of Ps. 1,106,376,686 charged off due to EMDERSA’s deconsolidation

NOTE 17: INTANGIBLE ASSETS

	06.30.2012	12.31.2011

Net book value al the beginning of the period	1,683,048,004	977,740,846
Increases	57,701,369	832,968,346
Decreases	(3,411,057)	-
Impairment value	(5,262,032)	(90,056,096)
Depreciations	(26,095,444)	(37,605,092)
Net book value at the end of the period	1,705,980,840	1,683,048,004

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18:   Trade and Other receivables

Non Current	Note	06.30.2012	12.31.2011	01.01.2011

Receivables from energy distribution		45,694,744	45,724,515	45,531,000
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables		249,323,821	190,454,322	191,458,800
Other		404,795	2,614,363	101,315
Allowance for doubtful accounts		(404,795)	(1,736,107)	-
Trade receivables, net		295,018,565	237,057,093	237,091,115

Tax credits:
- Value added tax		32,762,421	25,083,198	18,248,054
- Tax on gross sales		11,385,849	7,416,942	7,328,560
- Tax on assets		100,380,133	121,244,078	65,164,672
- Other tax credits		3,351,900	5,757,954	10,890,112
Borrowings		26,742,466	-	-
Advances to suppliers		-	-	3,653,335
Prepaid expenses		1,260,000	1,140,000	1,199,000
Other		14,005,467	18,505,315	11,388,125
Valuation allowance on other receivables		(66,577,515)	(52,630,565)	(43,258,215)
Other receivables, net		123,310,721	126,516,922	74,613,643

Total Non Current		418,329,286	363,574,015	311,704,758

Current

Receivables from energy distribution		646,107,082	604,851,772	435,771,000
Receivables from Argentine Wholesale Electric Market		119,282,595	82,786,094	78,113,330
CAMMESA - Generation		292,608,206	337,279,970	150,653,416
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables		21,030,764	115,108,312	74,179,781
Receivables from oil and liquid sales		10,932,087	14,888,880	-
Debtors in litigation		18,199,448	16,645,777	15,619,719
Related parties	24	3,863,743	3,880,398	1,348,965
Other		2,818,148	2,759,370	9,805,181
Allowance for doubtful accounts		(64,892,034)	(88,483,200)	(32,027,303)
Trade receivables, net		1,049,950,039	1,089,717,373	733,464,089

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18 (Continued):

	Nota	06.30.2012	12.31.2011	01.01.2011
Tax credits:
- Value added tax		55,756,557	92,666,216	165,527,822
- Tax on gross sales		2,064,869	4,828,187	1,154,827
- Income tax		6,333,603	15,857,963	4,881,567
- Tax on assets		158,039	1,588,657	3,435,734
- Other tax credits		2,850,643	2,215,797	7,025,702
Advances to suppliers		78,509,965	87,818,486	55,425,491
Advances to employees		8,494,573	4,938,372	6,392,717
Related parties	24	35,664,303	174,950,724	-
Prepaid expenses		22,058,188	26,316,154	14,751,221
Recoverable insurance		78,595,401	-	-
Other debtors from energy distribution		20,418,209	20,405,039	23,321,000
Rights over arbitration proceedings		108,754,000	109,388,500	-
Deposits in guarantee		6,350,869	3,559,185	1,082,573
Deposits in guarantee on financial derivative instruments		1,953,613	14,466,723	20,146,671
Other		44,155,494	27,885,845	25,819,047
Valuation allowance on other receivables		(13,807,920)	(27,448,761)	(13,573,211)
Other receivables, net		458,310,406	559,437,087	315,391,161

Total Current		1,508,260,445	1,649,154,460	1,048,855,250

Note 19: SHARE CAPITAL

At June 30, 2012 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the United States’ Securities and Exchange Commission (“SEC”) authorized the Company for the registration of American Depositary Shares (“ADSs”) representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the New York Stock Exchange (“NYSE”).

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20: EARING (LOSS) PER SHARE

a)      Basic

	Six months to
	06.30.2012	06.30.2011
(Loss) earings per share attributable to the equity holders of the company during the period for continuing operations	(188,444,598)	111,511,989
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) earings per share from continuied operations	(0.1434)	0.0848

	Six months to
	06.30.2012	06.30.2011
Earings per share attributable to the equity holders of the company during the period for discontinued operations	40,616,558	20,808,183
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earings per share from discontinued operations	0.0309	0.0158

a)      Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options described in Note 16 of Exhibit I included in the Consolidated Condensed Interim Financial Statements as of March 31, 2012. The number of shares which could have been purchased at fair value (average price of the Company shares during the applicable period) is calculated based on  monetary value of the subscription rights of the pending shares purchase options. The number of shares thus calculated is compared with the number of shares which would have been issued at the shares purchase option exercise price.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20:  (Continued)

	Six months to
	06.30.2012	06.30.2011
(Loss) earings per share attributable to the equity holders of the company during the period for continuing operations	(188,444,598)	111,511,989
Reserve for directors’ options	4,472,676	4,472,676
Adjusted (Loss) earings per share attributable to the equity holders of the company during the period for continuing operations	(183,971,922)	115,984,665

Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Adjustments for stock options	110,144,773	222,387,445
Weighted average amount of outstanding shares ajusted	1,424,455,668	1,536,698,340
Diluted (loss) earings per share from continuing operations	(0.1292)	0.0755

	Six months to
	06.30.2012	06.30.2011
Earings per share attributable to the equity holders of the company during the period for discontinued operations	40,616,558	20,808,183

Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Adjustments for stock options	110,144,773	222,387,445
Weighted average amount of outstanding shares for diluted profit per share	1,424,455,668	1,536,698,340
Diluted earings per share from discontinued operations	0.0285	0.0135

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: TRADE AND OTHER PAYABLES

Non Current	Note	06.30.2012	12.31.2011	01.01.2011

Suppliers		203,386	868,167	1,855,000
Customer guarantees		55,976,781	53,476,536	24,356,884
Customer advances		-	-	25,855,170
Accounts payable		56,180,167	54,344,703	52,067,054

ENRE fines and bonuses		542,752,170	506,598,275	455,421,000
Programme of rational use of energy		1,071,621,394	867,088,453	529,097,000
Other		529,199	292,725	-
Other liabilities		1,614,902,763	1,373,979,453	984,518,000

Total Non Current		1,671,082,930	1,428,324,156	1,036,585,054

Current

Suppliers		1,008,606,612	993,168,800	562,126,817
CAMMESA		50,751,058	-	24,694,558
Fees and royalties		2,262,004	5,625,370	3,317,761
Related parties	24	522,847	49,274	85,440
Customer advances		1,586,785	1,487,565	37,664,534
Customer guarantees		154,643,236	80,248,229	699,735
Accounts payable		1,218,372,542	1,080,579,238	628,588,845

Current

Dividends payable		7,508,591	1,210,680	26,357,604
Programme of rational use of energy		70,267,121	61,566,021	-
Penalties and bonuses		44,159,084	35,636,000	-
Guarantees executed		90,482,916	28,908,813	-
Advances on works to be executed		19,032,266	-	-
Advances for acqusition of subsidiaries		6,790,500	6,455,000	-
Related parties	24	350,861	-	-
Other		22,721,501	26,627,831	8,358,409
Other liabilities		261,312,840	160,404,345	34,716,013

Total Current		1,479,685,382	1,240,983,583	663,304,858

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: BORROWINGS

Non current	Note	06.30.2012	12.31.2011	01.01.2011

Financial loans		167,402,747	469,222,243	72,815,560
Corporate bonds		2,013,973,792	1,875,180,933	1,654,510,757
Related parties	24	109,594,334	103,078,352	-
		2,290,970,873	2,447,481,528	1,727,326,317

Current

Bank overdrafts		148,569,349	269,218,701	124,938,171
Short-term notes		138,817,675	179,298,346	149,272,446
Financial loans		466,331,434	248,919,868	284,841,966
Corporate bonds		157,488,093	83,174,808	75,596,087
Related parties	24	123,054,584	113,189,337	115,133
		1,034,261,135	893,801,060	634,763,803

The main variations in the Group's financial structure during the six-month period ended June 30, 2012 and until the date of emission of these financial statements are described below:

i.        Issuance of CTG’s Corporate Bonds

On March 2, 2012, CTG issued simple corporate bonds for a nominal value of Ps. 47,000,000 (“Class 1”) and Ps. 51,741,498 (“Class 2”) at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest will be payable on a quarterly basis, the first payment maturing on June 6, 2012. Funds resulting from the issuance of said corporate bonds have been used to partially cancel financing taken by CTG in 2010 from Banco Hipotecario S.A. and Standard Bank S.A., as well as for the partial cancellation of bank overdrafts.

ii.      CAMMESA Financing

-          Transener and Transba: As at June 30, 2012, collected disbursements under this financing amounted to Ps. 251.4 million, Ps. 266.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. Liabilities for all disbursements collected as at June 30, 2012 have been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After June 30, 2012, disbursements amounting to Ps. 9 million were collected.

-          CPB: As of June 30, 2012, disbursements received under this financing amounted to Ps. 69.6 million, which represent the whole disbursements stipulated in the loan agreement. The Company has accrued interest amounting to Ps. 9.2 million. As of June 30, 2012, the unpaid principal and interest balance payable by WEM amounts to Ps. 60.1 million.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22 (Continued):

iii.        Issuance of Petrolera Pampa S.A. (“PEPASA”) Class 2 short-term securities (“VCPs”)

On May 11, 2012, PEPASA perfected the issuance of Class 2 VCPs for an amount of Ps. 32.6 million, which bear interest at BADLAR rate plus a 2.75% spread. Principal will be repaid in a lump sum 12 calendar months after the issuance date, and interest will be payable on a quarterly basis. Resources derived from the issuance of these VCPs have been destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

iv.      Repurchase of CTLL corporate bonds maturing in 2015

On July 13, 2012, the Board of Directors resolved to apply the amounts received from the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) amounting to US$ 30.5 million in compensation for the accident occurring on February 8, 2011 during the works for the expansion of CTLL’s generation installed capacity, to the reduction of CTLL’s debt by making a Repurchase Offer for its simple outstanding corporate bonds maturing in 2015 at a 11.25% rate for a face value of up to US$ 25 million in cash at a price of Ps. 470 for each US$ 100 of their face value, aiming to reacquire a more conservative financing structure in line with what the previsions before the accident. Accrued and unpaid interest will be added to the principal amount until the settlement date (although excluding that date).

As of July 20, 2012, the Repurchase Offer expiration date, CTLL received acceptances to the Repurchase Offer by holders for a number of corporate bonds with a face value of US$ 24,264,272.

On July 24, 2012, CTLL paid a total consideration of Ps. 114,042,078 plus the accrued interest in the amount of Ps.  4,812,897.

v.    CTLL financial loan

On June 14, 2012, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps 45 million, which bears interest at Badlar rate plus a 4% nominal annual rate. Interest will be payable on a monthly basis as from the granting date and principal will be repayable in twenty-seven monthly consecutive installments, the first of them maturing 4 months as from the loan granting date.

The Company has granted collateral on all obligations taken on by CTLL until their total and actual cancellation as a joint and several obligor, granting a surety bond to Banco de la Nación Argentina S.A. which will place it as a security agent, joint and several obligor and main debtor of this loan.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22 (Continued):

vi.             Financing Agreements in Pampa Inversiones

With the funds received from the cancellation of CIESA debt mentioned in Note 27, Pampa Inversiones paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of such debt.

vii.           AESEBA financial loans

On June 22, 2012, EDEN entered into an overdraft agreement with Banco Santander Rio, whereby the bank will provide the company financial assistance for a maximum amount of Ps 35 million, which will be instrumented through three current account overdraft requests, two of them in the amount of Ps. 5 million and maturing on July 23 and August 21, 2012 respectively, and the third one for Ps. 25 million and maturing on February 27, 2012. Funds will bear annual interest at 16.50%; 16.75% and 21.75% fixed nominal rate, respectively. Funds will be mainly allocated to the refinancing of working capital.

viii.     EDEN VCP Program

On April 13, 2012 at EDEN’s Shareholders’ Meeting, the creation of a global short-term debt securities program for up to Ps. 200 million was approved.

On June 26, 2012, the National Securities Commission communicated the filing of this request. As at the issuance hereof, the Program is still pending to approval.

NOTE 23: CONTINGENCIES

As at the issuance of these financial statements there are no meaningful changes regarding the situation disclosed by the Company as at December 31, 2011, with the exception of the changes stated below.

a.       Edenor

On April 25, 2012, the Cabinet for the Management and Coordination of Processes issued Resolution No. 1/2012 bringing a summary proceeding against Edenor on account of certain alleged breaches to certain provisions regarding the request for an authorization prior to the conduction of the subsidiaries’ operations. Furthermore, it demands Edenor to refrain from conducting operations which may imply decreases in the availability of the company funds while the proceedings provided for by the regulations in force are still pending. Edenor has filed a defense as and when required by law claiming that no prior authorization should be required. The summary proceeding is still pending.

As at the issuance of these financial statements, there are no meaningful changes regarding the situation disclosed by the Company as at December 31, 2011, with the exception of the changes stated below.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

b.       Conversion of CTLL’s power generation plant to a combined cycle

Legal actions for breaches by the Contractor and claim for compensation to insurance companies

On September 6, 2007, CTLL entered into two engineering, provision and construction agreements with a joint venture made up of Isolux Corsan S.A., Tecna Proyectos and Operaciones S.A. (jointly, the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008, both contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, the construction of the water intake and discharge system from the Mari Menuco lake was awarded, thus completing the Project’s works. The Project provided for a 178 MW power increase; thus, once it has been concluded, the total power would amount to 553 MW.

The project mainly consisted on the provision and installation of three waste heat boilers and a vapor turbine so that the plant would have a combined rather than a single cycle system, thus increasing the current plant capacity by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment.

The project’s start-up date was originally estimated for June, 2010; however, certain social and labor conflicts beyond CTLL’s control as well as several delays in the work’s execution by the Contractor resulted in delays. Afterwards, delivery was rescheduled for July 2010 and, after new delays by the Contractor, it guaranteed to CTLL that the start-up would take place by the end of that fiscal year. However, and despite the new date guaranteed for commercial operation, the Contractor incurred new delays, and on February 2011, after an operating error while certain tests were being performed, together with a design failure, a serious accident took place in the Steam Turbine unit, which made it necessary to reschedule the start-up date to August of the same year.

Within this context, on March 30, 2011, CTLL accepted a proposal of the Contractor setting forth the mechanisms for the repair of the technical defects of the Steam Turbine unit, as well as the proceedings to follow for the start-up of this turbine generator system. One of the damaged components was the turbine rotor, which was repaired but which will have to be replaced within a term of 3 years as from the turbine start-up based on its manufacturer’s recommendation.

Furthermore, within the terms and conditions of the proposal indicated above, an economic recognition in favor of CTLL should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million. Said recognition is conditional upon the Provisional Reception of the expansion work by CTLL; therefore, its recognition in earnings has been postponed up to the occurrence of this event.

As a consequence of the agreement, CTLL requested the participating banks to release the loan value for the payment of the contractual milestones.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

Because of the accident in the Plant, CTLL has conducted all necessary procedures to collect from the insurance companies the applicable compensations for lost profits and additional financial and administrative costs.

The combined cycle finally became commercially operative on November 1, 2011. Although the project was estimated to increase power by 176 MW, due to a design defect in the turbine generator system reported by the Contractor, which has allegedly caused technical problems in other turbine generator systems using the same technology, certain components of the turbine generator system had to be removed in order to be redesigned. Thus, each turbine group was commercially commissioned with 165 MW, and the Contractor estimates that the undertaken capacity will be reached halfway through 2013, once the manufacturer performs the applicable modifications and redesigns.

The serious delays in the delivery of the expansion work and other breaches by the Contractor caused, CTLL demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, and also required the provider to pay an advance on the damages applicable in case of breach of certain obligations under the Provision Agreement. Both requirements were rejected, and CTLL executed the bank performance bonds set forth by the Project’s Agreements, besides reserving its right to claim to the Contractor a comprehensive redress of all damages sustained.

As a result of these executions, on November 14, 2011, Banco Bilbao Vizcaya Argentaria S.A. transferred to CTLL the amounts of US$ 859.450 million and US$ 5.920.290 million in payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

On October 28, 2011, the Contractor requested CTLL to issue the Work’s Provisional Reception Certificate, which request was rejected by the Company, alleging that the Contractor had breached the contractual conditions required to such effect.

On December 1, 2011, the Secretariat of the International Chamber of Commerce notified CTLL of the request for arbitration filed by the Contractor, who was later modified it in several occasions, and basically included the following claims:

(i)

The granting of the provisional reception certificate under the Construction Agreement on November 1, 2011, or, alternatively, the issuance of an order to CTLL so that it should pay to the Contractor the amounts received from the sale of electric power generated from the above-mentioned extension as from November 1, 2011 and until the Arbitration Court considers a Provisional Reception has taken place;

(ii)	The return of the amounts collected by the Company through the execution of the sureties issued by BBVA and Commerzbank upon request of the Contractor;
(iii)	The declaration of the expansion synchronization as duly made on November 10, 2010;
(iv)	The declaration of the warranty period duly opened on November 10, 2010, the warranty therefore maturing on November 10, 2012;

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

(v)

The declaration that CTLL has breached its obligation to deduct from the amounts claimed to the Contractor the recognition of US$ 18 million on executing the sureties and that, therefore, the Contractor is not under a duty to grant said recognition;

(vi)

The declaration of the validity of the obligation and the issuance of an order so that CTLL should pay to the Contractor the amount of US$ 1,000,000 corresponding to the excess deductible from the insurance hired by CTLL and that the Contractor should have taken on as a result of the settlement agreement for the accident which took place in the plant on February 8, 2011;

(vii)	The payment of damages, not yet assessed, which would result from CTLL's actions regarding points (i) and (ii) above.

Furthermore, CTLL was served notice of an interim injunctive relief requested by the Contractor (the “Argentine Interim Injunctive Relief”) which involved a seizure of its stock holding in CTG in the amount of US$ 8,179,840 million, as well as a seizure of any amounts collectable from CAMMESA for the above-indicated amount (the “Garnishments”).

Pursuant to what has been informed and the serious breaches by the Contractor under the Agreements, on December 30, 2011, CTLL filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby CTLL seeks a comprehensive redress of the damages sustained as a result of these breaches.

Additionally to what has been expressed so far, CTLL executed a surety issued by Commerzbank upon request of the Contractor for the amount of US$ 13,207,650 million to guarantee the performance of the obligations arising from the Provision Agreement in view of the damages resulting from the breach by the Contractor, inter alia, to provide a turbine with proven technology and generating 175.73 MW, which was estimated at approximately US$ 21 million.

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an interim injunctive relief before a Commercial Court of Madrid, Spain (the “Spanish Interim Injunctive Relief”), which was sustained (ex-parte) on December 29, 2011 and notice of which was served on CTLL on January 23, 2012. Such Spanish Interim Precautionary Relief ordered CTLL to refrain from executing the surety in question for an amount higher than US$ 1.2 million, the amount of the performance penalties which, in concordance to the judge and based on the Contractor’s allegations, would be the only amount owed under the Supply Agreement. Additionally, the Spanish Interim Injunctive Relief ordered that the surety bank should refrain from paying to CTLL any amount exceeding US$ 1.2 million until the termination of the arbitration proceeding, which should commence within 20 working days as from the rendering of this decision. Finally, on June 14, 2012, Commerzbank transferred to CTLL the amount of US$ 13,207,650.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

On January 11, 2012, the intervening Court on duty sustained CTLL’s request to substitute the Seizures by a surety bond. As of the date hereof, this substitution has been ratified. Additionally, CTLL appealed the granting of the Argentine Interim Injunctive Relief, which appeal was disallowed by the Appellate Court.

On March 20, 2012, the intervening judge revoked the Spanish Interim Injunctive Relief, which decision was appealed by the Contractor, and this appeal is currently pending decision by the Appellate Court.

On March, 2012, the Contractor filed its answer to CTLL’s counterclaim and, in turn, CTLL answered the amendment to the complaint filed by the former. On April 5, 2012, the Arbitration Court was organized with the appointment of its president by the International Court of Arbitration. On July 30, the Terms of Reference were executed, and the Court’s scheduling was fixed.

As regards the claim for compensation to the insurance companies for the accident which took place on February, 2011, on June 8, 2012 CTLL reached an agreement with the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) whereby they agreed to recognize only US$ 30.5 million, an amount which will only partially cover for the lost profits resulting from delays occurring after the accident, since the policy provided for a 45-day non-coverage period and, additionally, part of the delay was due to adjustments in the turbine design which had to be made during the period in which damage caused by the accident was repaired.

The Company and its external counselors consider they have solid arguments for the disallowance of the arbitration complaint and the upholding of its counterclaim against the Contractor.

NOTE 24: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a)      Sales

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2012	06.30.2011

Subsidiaries held for sale	2,630,697	671,142	660,629	311,961
Joint ventures	1,094,231	420,000	398,748	210,000
	3,724,928	1,091,142	1,059,377	521,961

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24 (Continued):

b) Purchases

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2011

Joint ventures	-	-	1,812,000
Other related parties	(41,880)	(282,502)	1,685,400
	(41,880)	(282,502)	3,497,400

c) Financial income

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2011

Subsidiaries held for sale	-	80,973	40,421
	-	80,973	40,421

a) Finance cost

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2011

Other related parties	(4,161,222)	(683,750)	(681,776)
	(4,161,222)	(683,750)	(681,776)

a) Other finance results

	Six months to		Three months to
	06.30.2012	06.30.2011	06.30.2011

Other related parties	(5,798,000)	(575,000)	(575,000)
	(5,798,000)	(575,000)	(575,000)

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 24: (Continued)

f)           Key management compensation

The total remuneration to directors accrued during the six-month period ended June 30, 2012 amounts to approximately Ps. 14.8 million, including the accrual of the reserve for the Opportunity Assignment Agreement (share purchase options).

Balances with related parties

	06.30.2012	12.31.2011	01.01.2011

Trade receivables:
Joint ventures	3,406,934	1,590,262	1,348,965
Other related parties	456,809	2,290,136	-
	3,863,743	3,880,398	1,348,965

Other receivables:
Joint ventures	24,318	-	-
Other related parties	35,639,985	174,950,724	-
	35,664,303	174,950,724	-

Accounts payable:
Joint ventures	522,847	41,590	77,440
Other related parties	-	7,684	8,000
	522,847	49,274	85,440

Borrowings
Other related parties	232,648,918	216,267,689	115,133
	232,648,918	216,267,689	115,133

Other liabilities
Other related parties	350,861	-	-
	350,861	-	-

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

a.       Sale of Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”)

On April 19, 2012, EMDERSA and the Province of La Rioja (“the Province”) agreed on the possibility that the Province may be incorporated as an EDELAR shareholder through the contribution of non-monetary capital resulting from the transfer to EDELAR of possession of certain electric facilities built by the Province. The agreement, which was entered into conditional upon its approval by the Province Executive Branch (which has not yet issued a decision) and EMDERSA’s Board of Directors (the approval of which was ratified by this entity on May 17, 2012) grants to the Province the right to appoint a Permanent and a Substitute Director in the Provincial Distributor’s Board of Directors. Edenor estimates that, if perfected, this transaction will not affect EDELAR’s estimated realizable value.

b.       Sale of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”)

On April 23, 2012, Edenor’s Board of Directors approved the acceptance of the Offer Letter sent by Salta Inversiones Eléctricas S.A. (“SIESA”) and dated April 16, 2012 submitting to Edenor and its subsidiary EMDERSA Holding S.A. an offer for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights in EDESA Holding S.A., a corporation which is currently being organized as a result of EMDERSA’s spin-off which, once concluded, will hold 90% of the capital stock and voting rights in EDESA, a company which in turn holds 99.99% of the capital stock and voting rights in ESED, and (ii) the remaining 0.01% capital stock of ESED.

This transaction was perfected on May 10, 2012 at the agreed price, which will be payable through the delivery of Argentine sovereign debt securities for an amount of Ps. 100.5 million which, for accounting purposes and with the effect of the granted financing, amounted to Ps. 98.3 million. Said price was partially cancelled through the payment of Ps. 83.9 million on the closing date, one-sixth of the debt still being unpaid, the cancellation of which will be made in five annual and consecutive installments in United States dollars, the first one maturing on May 5, 2013, and accruing interest at a LIBOR rate + 2%.   Price payments will be made (i) in immediately available U.S. dollars through transfer to a bank account to be indicated by the seller or, alternatively, and at the seller’s exclusive option (which may be exercised regarding each of the payments ), (ii) through the delivery to the seller of Argentine sovereign debt securities.

Furthermore, and as a part of the stated transaction, EDESA cancelled the whole loan held with Edenor for an amount of Ps 131.3 million plus accrued interest, and the purchaser released EMDERSA from all and any liability resulting from the surety granted by the latter to EDESA regarding the syndicated loan this company held with different banking entities. Pursuant to this operation, EMDERSA Holding transferred to SIESA shares representing 28.93% of the capital stock and voting rights of EMDERSA, whereas Edenor transferred to this company 0.01% of the capital stock and voting rights in ESED.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 25: (Continued)

Furthermore, and as agreed by the parties, SIESA and EMDERSA Holding, acting as trustors and beneficiaries, and Deutsche Bank S.A. (“DB”), acting as trustee, created a warranty trust whereby they transferred their equity holdings representing the capital stock and voting rights in EMDERSA, and whereby SIESA is entitled to 28.93% (which was received on the closing of the transaction) and EMDERSA Holding to the balance, which amounts to 24.84%. Once the current EMDERSA spin-off process has concluded and after the issuance of shares representing 78.44% of the capital stock and voting rights in the new company to be organized for investment purposes -which will be called EDESA Holding S.A. and which will hold 90% of EDESA’s shares and voting rights- DB will transfer to EMDERSA Holding all EMDERSA’s shares transferred to it by SIESA, and SIESA will then hold 78.44% of the capital stock and voting rights in EDESA Holding S.A. Thus, as a result of this transaction, the Company will no longer hold a direct or indirect stake in EDESA.

As a result of this transaction, Edenor has recorded Ps. 21.6 million earnings, which are disclosed under Results of discontinued operations of the Comprehensive Income Statement.

NOTE 26: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION AND TRANSMISSION SEGMENTS

a)      Distribution

In the year ended December 31, 2011 and the six-month period ended June 30, 2012, the subsidiary Edenor has recorded a significant fall on its operating and net results, its liquidity level and working capital were affected as well. This situation due mainly to both the delay in obtaining rate increases and higher costs recognition (“MMC”), requested in the presentations made until now by Edenor concordance to with the terms of the Adjustment Agreement, and the continuous increase of its operative costs that allow the Company to maintain the level of the service.

Regarding the economic and financial situation described above, Edenor has implemented, among other measures (i) entered into an agreement with unions in order to grant interim advances on account of the future salary increases that could finally result from the collective bargaining negotiation underway; (ii) made arrangements for the payment in advance by the Federal Government of amounts related to the Framework Agreement; (iii) collected the total amount of the loan granted to the subsidiary company EDEN, and mainly (iv) sold its shareholding in connection to EDESA’s assets and collected the entire loan granted to such subsidiary company.

Furthermore, Edenor has made several presentations before control and regulatory authorities in order to jointly instrument all necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

If the conditions existing at the date of these financial statements continue, the Board of Directors believes that the Company’s situation will continue to deteriorate and cash flows and operating results for the current year, and financial ratios, will be negatively impacted.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continued)

Taking into account the delay of the overall electricity rate review, if during the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted to other mechanism to compensate cost increases, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is possible that Edenor will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Nevertheless, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved; there is significant risk that such situation will have a material adverse impact on Edenor’s operations that will force it to seek other liquidity resources.  Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the Board of Directors believes that there exists a significant degree of uncertainty concerning the Company’s financial ability to comply with obligations in the ordinary course of business.

Nevertheless, Edenor´s condensed interim consolidated financial statements have been prepared in concordance to the accounting policies applicable to a going concern, assuming that the Company will continue operating normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents approximately 52% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons:

         i.             There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former;

        ii.             Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;

      iii.             Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007;

      iv.             There are and there have been no significant balances or transactions between Pampa Energía and Edenor;

       v.             The Company is not contractually obliged to render financial assistance to Edenor.

      vi.             Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 14 –Regulatory Framework .

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets, intangible assets and goodwill values) as of December 31, 2011, which resulted on the creation of a recoverability allowance affecting income for a total value of Ps. 557.8 million, net of deferred tax. This situation has not changed significantly in the six-month period ended June 30, 2012.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continued)

b)      Transmission

As from the year 2006 Transener S.A. (a company controlled by the joint venture CITELEC) and its controlled company Transba S.A., have urged the ENRE to regularize the performance of the commitments undertaken in the Agreement, mainly regarding their availability to continue the Comprehensive Rates Renegotiation (“RTI”) process insofar as the life of the remaining undertakings by the parties continues and the new system resulting from the RTI process is decided on. Besides, and as a result of the increase in labor and operative costs since the year 2004, Transener S.A. and Transba S.A. continued to record real cost variations on a quarterly basis and presenting the respective claims to the ENRE so that, pursuant to the terms set forth to such effect in the Agreement, it may adequate the Companies’ regulated remuneration. The management of Transener S.A. and Transba S.A. has defined certain assumptions for the estimate of cash flows used in order to evaluate the recoverability of assets. These assumptions contemplate different scenarios, including projections regarding future expected tariff increases, inflation, exchange rate, operational and maintenance expenses, investments and discount rates.

Consequently, cash flows and real future results might differ from the estimates and evaluations made at the date of preparation of these financial statements. CITELEC has not recognized depreciation losses so far.

Lastly, and as regards the Agreement Complementary to the UNIREN Agreement executed with the Energy Secretariat and ENRE (which included, among other points, the recognition of cost variations from June 2005 to November 2010 period and a procedure for updating and paying cost variations corresponding from December 2010 to December 2011 period), the commitments undertaken by the signatory control entities have not been fully met.

The delay in the performance of the commitments taken on by the National Government pursuant to such agreements and the constant increase in operating costs continue significantly affecting Transener S.A. and Transba S.A’s. economic and financial situation. So far, this situation has not affected the recoverability of investment in CITELEC.

On March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener and Transba instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement.

NOTE 27: RESTRUCTURING OF CIESA’S DEBT

On July 13, 2012, Pampa and Petrobras reached a settlement agreement waiving all cross-claims between Petrobras and AEI (and Pampa is its capacity as assignee of a part thereof) in the lawsuit mentioned in Note 22 of Exhibit I pending before the Courts of the State of New York, seeking, among other issues, that CIESA should pay US$ 201,475,755 plus US$ 138,086,561 interest corresponding to corporate bonds with a face value of US$ 199,600,000 issued on April 22, 1997 and another financial debt (the “Settlement Agreement”).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

Pursuant to that Settlement Agreement and as a relevant condition thereof, the above mentioned parties totally cancelled the whole CIESA debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of US$ 86,997,232, and (iii) the appointment as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended.

Simultaneously, with the funds thus received, Pampa paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of said assets.

As a result of this agreement, the Company has valued CIESA’s debt at its fair value as estimated at the closing of these condensed interim consolidated financial statements.

NOTE 28: ACQUISITION OF RIGHTS

On January 19, 2011, the Company received an offer from AEI to acquire an option to purchase the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “CIADI”) (for freezing and turning into pesos U.S. dollar-based gas transportation tariffs denominated in US$, after the Argentine crisis in 2001, in breach of certain provisions of the bilateral investment treaty between the United States and Argentina) with a total cost for the option of US$ 1 million.

On March 11, 2011, the Company signed the Call Option Agreement (the “Contract”) with Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II) and acquired the option mentioned in the previous paragraph, exercisable at any time during a period of 18 months thereafter.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive the above-mentioned claim before the CIADI, pursuant to the terms of the contract which are disclosed under Trade receivables and other current receivables.

On July 31, 2012, the CIADI Arbitration Court ordered, according to the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently reach approximately US$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the National Antimonopoly Office (“CNDC”) and the National Gas Regulatory Agency (“ENERGAS”) by CIESA, EPCA, Petrobras and the Company on August 29, 2011 in the files submitted before both entities seeking the approval of CIESA’s Debt Restructuring Agreement; in this respect, the corresponding governmental approvals have not been granted yet as at the date hereof.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: WORKING CAPITAL DEFICIT

As of June 30, 2012, the Company’s working capital was negative and amounted to Ps. 617.4 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the issuance hereof had a working capital deficit amounting to Ps. 227.2 million as a result of its current economic and financial situation, which is detailed in Note 4.(g) and Note 24 of Exhibit I. In the Generation segment, subsidiaries CTG and CTLL kept a consolidated working capital deficit in the amount of Ps. 147.7 million, partial set off by the surplus obtained by other subsidiaries of the same segment. The Company expects to revert its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTE 30: SUBSEQUENT EVENTS

EDEN’s tariff situation

On July 20, 2012, the Ministry of Infrastructure of the Province of Buenos Aires settled Resolution N.º 243/2012, which was published in the Official Bulletin on July 24, 2012, defining the new tariff charts for the periods July 1, 2012 – July 31, 2012; August 1, 2012 – September 30, 2012 and as from October 1, 2012, determining an electricity tariff increase in its concession area. These tariff charts have been defined in order to cover for the price increase in the resources necessary for rendering the service (labor, materials and services), which have experienced a substantial price increase.

Payment agreement with the Government of Buenos Aires City

On July 26, 2012, Edenor and the Government of Buenos Aires City signed an agreement for the payment of the debt held with Edenor for an amount of Ps. 12.5 million.

Based on the stipulations of this agreement, on July 30, 2012, Edenor received the amount of Ps. 3.5 million, whereas the pending balance will be cancelled in four and equal installments payable on a biweekly basis, the first one maturing on August 15, 2012.

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the board of directors and shareholders of

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Edificio 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

1.	We have reviewed the condensed interim consolidated financial statements of Pampa Energía S.A. (“Pampa Energía” or “the Company”) and its subsidiaries which includes the consolidated statements of financial position as of June 30, 2012, the related consolidated statements of total comprehensive income for the six and three-month period then ended, the consolidated statements of changes in equity and the consolidated statements of cash flows for the six-month period then ended with the complementary selected Notes. The amounts and other information related to fiscal year 2011 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

2.	The preparation and issuance of these financial statements are the responsibility of the Company´s management, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB) and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mention in paragraph 1. in accordance with IAS 34 “Interim financial information”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3.

3.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and making inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is the expression of an opinion on the financial statements taken as a whole. Consequently, we do not express any opinion on the consolidated financial position, consolidated statements of comprehensive income, and consolidated cash flow of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8° floor, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2012 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

4.	As indicated in Note 3, the condensed interim consolidated financial statements mention in paragraph 1., have been prepared in accordance with the provisions of IAS 34, being this the first fiscal year that the Company has applied the IFRS. The effects of the changes originated because of the appliance of this new accounting base are presented in Note 4.1. The items and amounts in the reconciliations included in those notes are subject to changes that could have the IFRS until its final application, and could only be considered as final after preparation of the annual financial statements for the current year.

5.

As indicated in Note 26 a) of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of the Property, Plant and Equipment and Intangible Assets (including those recognized at the time of acquisition) for Empresa Distribuidora y Comercializadora S.A. (Edenor), based on forecasts of the outcome of tariff updates requested by Edenor.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of the Property, Plant and Equipment and Intangible Assets of Edenor will exceed their respective net book values.

6.

As indicated in Note 26 b) of the condensed interim consolidated financial statements, in relation to the joint venture on Compañía Inversora en Transmisión Eléctrica CITELEC S.A. (CITELEC), this company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of tariff updates requested by its subsidiaries Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. y Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by CITELEC to prepare such projections will materialize in the future, and consequently, if the recoverable value of the non-current assets of CITELEC will exceed their respective net book values, affecting the recoverable amount of Pampa Energía´s investment in CITELEC.

7.	Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 5. and 6., nothing has came to our attention that causes as to believe that the condensed interim consolidated financial statements of Pampa Energía is not prepared in all material respects, in accordance with IAS 34.

8.         In compliance with current regulations, we report that:

a)	the condensed interim consolidated financial statements of the Company are in process of being transcribed into the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)	the condensed interim separate financial statements of the Company (included in the Spanish version of the financial statements). derive from accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the summary of activities as of June 30, 2012, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 5. and 6.;

d)	as of June 30, 2012, the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 941,058.41, which were not yet due at that date.

Autonomous City of Buenos Aires, August 17, 2012

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 27, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.